# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: W. R. BERKLEY CORPORATION, CIK 0000011544
CUSIP: 084423102
Title of class of securities: Common Stock, par value $0.20 per share
Address of issuer's principal executive offices: 475 Steamboat Road, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 07/17/2026
Filed by CIK 0001236253
Persons authorized to receive notices and communications: WR Berkley & Others LLC, Attn: Kelly F. O'Donnell, 475 Steamboat Road, Greenwich, Connecticut (CT), 06830, (203) 629-4800; Wachtell, Lipton, Rosen & Katz, Attention: David A. Katz, Esq., 51 West 52nd Street, New York, New York (NY), 10019, (212) 403-1309

## Reporting persons
- WR Berkley & Others LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 63,515,547; shared voting power 32,041,777; sole dispositive power 63,515,547; shared dispositive power 32,041,777; aggregate amount beneficially owned 95,557,324 (25.67% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of common stock, par value $0.20 per share (the "Common Stock"), of W. R. Berkley Corporation (the "Issuer") held by MS&AD Insurance Group Holdings, Inc., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MS&AD Holdings"), and Mitsui Sumitomo Insurance Co., Ltd., a kabushiki kaisha (stock corporation) organized under the laws of Japan ("MSI" and together with MS&AD Holdings, the "MSI Entities"), as further described in Items 5(a) and 6.
  
  Percentages are based on 372,276,732 shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.
- WR Berkley & Others 2 LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,553,486; shared voting power 92,003,838; sole dispositive power 3,553,486; shared dispositive power 92,003,838; aggregate amount beneficially owned 95,557,324 (25.67% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 372,276,732 shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.
- Estate of William R. Berkley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 17,366,375; shared voting power 78,190,949; sole dispositive power 17,366,375; shared dispositive power 78,190,949; aggregate amount beneficially owned 95,557,324 (25.67% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 372,276,732 shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.
- Marjorie J. Berkley: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 204,364; shared voting power 95,352,960; sole dispositive power 204,364; shared dispositive power 95,352,960; aggregate amount beneficially owned 95,557,324 (25.67% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 372,276,732 shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.
- W. Robert Berkley, Jr. (CIK 0001236253): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,555,860; shared voting power 91,001,464; sole dispositive power 4,555,860; shared dispositive power 91,001,464; aggregate amount beneficially owned 95,557,324 (25.67% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 372,276,732 shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.
- The William R. Berkley 2011 GST Trust u/a dated December 20, 2011: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,350,000; shared voting power 94,207,324; sole dispositive power 1,350,000; shared dispositive power 94,207,324; aggregate amount beneficially owned 95,557,324 (25.67% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 372,276,732 shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.
- The William R. Berkley 2022 Family Trust f/b/o William R. Berkley, Jr. and His Issue: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,287,201; shared voting power 91,270,123; sole dispositive power 4,287,201; shared dispositive power 91,270,123; aggregate amount beneficially owned 95,557,324 (25.67% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 372,276,732 shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.
- The William R. Berkley 2022 Family Trust f/b/o Lauren Berkley and Her Issue: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 724,491; shared voting power 94,832,833; sole dispositive power 724,491; shared dispositive power 94,832,833; aggregate amount beneficially owned 95,557,324 (25.67% of the class); the aggregate amount excludes certain shares
  Comment: The aggregate amount in row (11) does not reflect shares of Common Stock held by the MSI Entities, as further described in Items 5(a) and 6.
  
  Percentages are based on 372,276,732 shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.20 per share
Name of issuer: W. R. BERKLEY CORPORATION
Address of issuer's principal executive offices: 475 Steamboat Road, Greenwich, Connecticut (CT), 06830
Comment: This Amendment No. 2 (this "Amendment No. 2") to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on December 5, 2025 as amended on March 4, 2026 (as it may be amended from time to time, collectively, the "Schedule 13D"), relating to W. R. Berkley Corporation (the "Issuer"). Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing:
The persons filing this Statement on Schedule 13D (this "Statement") are WR Berkley & Others LLC, a Delaware limited liability company ("Family Holdings"), WR Berkley & Others 2 LLC, a Delaware limited liability company ("Family Holdings 2"), the estate of William R. Berkley (the "Estate"), Marjorie J. Berkley, W. Robert Berkley, Jr., The William R. Berkley 2011 GST Trust u/a dated December 20, 2011, The William R. Berkley 2022 Family Trust f/b/o William R. Berkley, Jr. and His Issue and The William R. Berkley 2022 Family Trust f/b/o Lauren Berkley and Her Issue (collectively, the "Reporting Persons"). On July 17, 2026, the Estate acquired beneficial ownership of 17,366,375 shares of common stock of the Issuer following the death of Mr. William R. Berkley, the opening of the probate of his estate, and the issuance of letters testamentary to the co-executors of the Estate. The Estate is the successor in interest to the shares of the Issuer's common stock previously reported as beneficially owned by William R. Berkley, and for purposes of the federal securities laws, the Estate is the reporting person as the successor to William R. Berkley.

The members of Family Holdings and Family Holdings 2 are the Estate, WRB 2018 Irrevocable Family Trust dated as of September 4, 2018 and WRB 2024 GRAT No. 1 dated as of November 19, 2024. Marjorie J. Berkley and W. Robert Berkley, Jr. are the trustees of WRB 2018 Irrevocable Family Trust dated as of September 4, 2018, and Marjorie J. Berkley is the trustee of WRB 2024 GRAT No. 1. The aggregate number of shares held by these three entities is expected to remain constant although there may be fluctuations in the holdings among the individual entities.
Marjorie J. Berkley is the mother of W. Robert Berkley, Jr. (the chairman, chief executive officer and president of the Issuer) and Marjorie J. Berkley and W. Robert Berkley, Jr. are each co-executors of the Estate.
Residence or business address: The principal business address of each of the Reporting Persons is 475 Steamboat Road, Greenwich CT 06830.
Present principal occupation or employment: Schedule A to this Statement includes the name, business address, present principal occupation or employment and citizenship of the managers of each of the Reporting Persons and is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any of their respective managers identified in Schedule A to this Statement has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor any of their respective managers identified in Schedule A to this Statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
* WR Berkley & Others LLC is a Delaware limited liability company
* WR Berkley & Others 2 LLC is a Delaware limited liability company
* The Estate of William R. Berkley is an estate created under the laws of the state of Florida following the death of William R. Berkley. Prior to his death, William R. Berkley was a citizen of the United States.
* Marjorie J. Berkley and W. Robert Berkley, Jr. are United States citizens
* The William R. Berkley 2011 GST Trust u/a dated December 20, 2011 is a trust organized under the laws of the state of Delaware
* The William R. Berkley 2022 Family Trust f/b/o William R. Berkley, Jr. and His Issue The William R. Berkley 2022 Family Trust f/b/o Lauren Berkley and Her Issue are each trusts organized under the laws of the state of Florida.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock reported as beneficially owned by the Reporting Persons were acquired in or before the initial public offering of the Issuer, through open market purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through their service as an officer, director or employee of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by replacing the first paragraph with the following:

Calculations of the Reporting Persons' beneficial ownership on the cover pages and in Item 5(a) of this Statement are based on 372,276,732 shares of Common Stock outstanding as of April 27, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated in its entirety as follows:

The Reporting Persons beneficially own 95,557,324 shares of Common Stock, representing approximately 25.67% of the shares of Common Stock outstanding.

The percentage beneficial ownership of the Reporting Persons has been determined based on 372,276,732 shares of Common Stock outstanding as of April 27, 2026, reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 1, 2026.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by MSI. As a result of the Framework Agreement and LLC Agreement described in Item 6 of this Statement, the Reporting Persons may be deemed to beneficially own and share voting power over the shares of Common Stock beneficially owned by MSI. As of June 4, 2026, MSI beneficially owns an aggregate of 58,780,450 shares of Common Stock (representing approximately fifteen and eight-tenths percent (15.8%) of the total number of shares of Common Stock outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Act with MSI.
Number of shares as to which each person has sole or shared power to vote or dispose: In addition to the description set forth above in Item 5(a), see the cover pages of this Statement for indications of the respective voting powers and disposition powers of the Reporting Persons.
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated December 11, 2025 (filed previously)

99.2 Framework Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on March 28, 2025)

99.3 Amended and Restated Limited Liability Company Agreement, dated March 4, 2026, by and among, Symphony Partners, LLC, Mitsui Sumitomo Insurance Co., Ltd. and WR Berkley & Others LLC (filed previously)

## Signatures
- WR Berkley & Others LLC: /s/ W. Robert Berkley, Jr., W. Robert Berkley, Jr. /Manager (07/21/2026)
- WR Berkley & Others 2 LLC: /s/ W. Robert Berkley, Jr., W. Robert Berkley, Jr. / Manager (07/21/2026)
- Estate of William R. Berkley: /s/ W. Robert Berkley, Jr., Designated Executor (07/21/2026)
- Marjorie J. Berkley: /s/ Marjorie J. Berkley, Marjorie J. Berkley (07/21/2026)
- W. Robert Berkley, Jr.: /s/ W. Robert Berkley, Jr., W. Robert Berkley, Jr. (07/21/2026)
- The William R. Berkley 2011 GST Trust u/a dated December 20, 2011: /s/ W. Robert Berkley, Jr., W. Robert Berkley, Jr. /Trustee (07/21/2026)
- The William R. Berkley 2022 Family Trust f/b/o William R. Berkley, Jr. and His Issue: /s/ Marjorie J. Berkley, Marjorie J. Berkley/Trustee (07/21/2026)
- The William R. Berkley 2022 Family Trust f/b/o Lauren Berkley and Her Issue: /s/ Marjorie J. Berkley, Marjorie J. Berkley/Trustee (07/21/2026)